Corporate Universe, Inc.
2093 Philadelphia Pike #8334
Claymont, DE 19703

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
Washington, DC 20549

June 21, 2021

Re:
Corporate Universe, Inc.
Registration Statement on Form 10-12G Filed April 26, 2021
File No. 000-56271

Ladies and Gentlemen:

We are in receipt of the Commissions Comment Letter dated May 21, 2021, and hereby submit responses thereto for review:

Registration Statement on Form 10-12G filed April 26, 2021 Business
History, page 1

Comment 1. We note that on December 10, 2020, the Company signed a Letter of Intent to acquire 100% of the equity interest of Oxcion Limited, which would later become a wholly owned subsidiary of Carbon-Ion Energy, Inc. In addition, Carbon-Ion assumed the legal right to complete the acquisition, as set forth in the Letter of Intent. Please tell us how you considered the guidance in Rule 8-04 and 8-05 of Regulation S-X in determining whether additional financial statements and pro-forma financial information of Oxcion Limited should be included in your Form 10. Your response should include your significance calculation and all other relevant facts and circumstances that support your conclusion.

Reply 1. Having reviewed the guidance effective from January 1, 2021 we have formed the opinion that a pro forma financial statements showing investors how the acquisition of Carbon-Ion Energy, Inc. will impact the overall business. The acquisition has a notional investment value of $24m based on the 1.2 billon shares to be issued to the Company after the acquisition is completed, with Carbon-Ion Energy, Inc. owning approximately 65% of the Company, once the deal is completed, which is material to the Company and hence does need to be disclosed to Investors.

The significance calculation is based on applying two of the three tests recommended (the third is not applicable) which is part of the disclosure, with tests on Investment and Total Assets. It is not relevant to use Net Income and Revenue Test as Carbon-Ion Energy, Inc. is a pre-review, as a Research and Development focused business engaged in developing super capacitors.

The pro forma financial statements are based on the year to December 31, 2020.

Comment 2. Please revise the disclosure to summarize the material terms of the binding letter of intent with Oxicon Limited and file the letter as an exhibit.

Reply 2. The disclosure has been revised on Page 1 under Business/History (and also in the MD&A Overview) to summarize the material terms of the binding letter of intent, and the and such letter of intent has been filed as an Exhibit to the Registration Statement.

Comment 3. Please revise the disclosure to provide the nature of the businesses of Carbon-Ion Energy Inc., Oxicon Limited and the nature of the ongoing business and assets of Zapgo Limited, including its patents and intellectual property. Please clarify whether Carbon-Ion Energy Inc. is a different corporate entity than Carbon Ion Energy Storage, Ltd, referred to in Note 1 to the financial statements.

Reply 3: The disclosure has been revised on Page 1 under Business/History (and also in the MD&A Overview) to discuss the nature of the businesses of Carbon-Ion Energy, Inc., Oxcion Limited, and the nature of the ongoing business and assets of Zapgo Limited, including its patents and intellectual property. The disclosure has also been revised to clarify that Carbon-Ion Energy, Inc. is a different corporate entity than Carbon Ion Energy Storage, Ltd., as referred to in Note 1 to the financial statements.

Comment 4. You state “the company has a focus on emerging business development to create value for our shareholders and provide the environment for business growth and stability.” Please revise the disclosure to explain how this business purpose relates to your acquisition of Carbon-Ion, Oxcion and Zapgo.

Reply 4. The disclosure has been revised on Page 1 under Business/History (and also in the MD&A Overview) to include language discussing how the acquisition relates to the Company’s focus.

Exhibits

Comment 5. Please file the securities purchase agreement as an exhibit or advise.

Reply 5. There was no Securities Purchase Agreement and the language referring to it in the Form 10 has been deleted.

Sincerely,

 Corporate Universe, Inc.

/s/ Isaac H. Sutton

Isaac H. Sutton
Chairman and Chief Executive Officer